Exhibit 99.1

Cenovus Energy Extends Expiration Date for Exchange Offer

Involves 4.50% Senior Notes due 2014, 5.70% Senior Notes due 2019 and
6.75% Senior Notes due 2039

CALGARY, Alberta (June 29, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) announced today that it has extended the expiration date for its note exchange offer. The offer was scheduled to expire at 5:00 p.m. ET on Monday, June 28, 2010. Cenovus has extended the offer to 5:00 p.m. ET on Wednesday, June 30, 2010, unless further extended.

All other terms, provisions and conditions of the note exchange offer will remain in full force and effect. On May 28, 2010, Cenovus commenced its exchange offer to exchange up to US$800 million aggregate principal amount of its 4.50% Senior Notes due 2014, up to US$1.3 billion aggregate principal amount of its 5.70% Senior Notes due 2019 and up to US$1.4 billion aggregate principal amount of its 6.75% Senior Notes due 2039 registered under the Securities Act of 1933, as amended, for any and all of its outstanding 4.50% notes, 5.70% notes and 6.75% notes, which were issued on September 18, 2009, in a transaction exempt from registration under the Securities Act.

As of 5:00 p.m. ET on June 28, 2010, approximately US$799,885,000 aggregate principal amount of the outstanding 4.50% notes, US$1,299,470,000 aggregate principal amount of the outstanding 5.70% notes and US$1.4 billion aggregate principal amount of the outstanding 6.75% notes had been tendered for exchange.

A Form F-10 registration statement filed by Cenovus with the U.S. Securities and Exchange Commission (SEC) regarding the exchange offer was declared effective by the SEC on May 26, 2010. The expiration date for the exchange offer is being extended to provide time for remaining outstanding 4.50% notes and 5.70% notes to be exchanged.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful. A copy of the prospectus and other materials related to the exchange offer may be obtained from The Bank of New York Mellon, 101 Barclay Street, New York, New York 10286, Attention: Lesley Daley.

Cenovus Energy Inc.

Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately C$25 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high-quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.

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CENOVUS CONTACTS:

Investors:	Media:
Susan Grey	Rhona DelFrari
Manager, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann Analyst, Investor Relations 403-766-6700